

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Jay Short
Co-Founder, Chief Executive Officer and Chairman
BioAtla, Inc.
11085 Torreyana Road
San Diego, California, 92121

Re: BioAtla, Inc.
Registration Statement on Form S-3
Filed on January 6, 2023
File No. 333-269148

Dear Jay Short:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nikki Fang, Esq.